10025988

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 42366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/08 (MM/DD/YY) AND ENDING 3/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Garbacz Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd Franz & Stephans LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 2/25

THE GARBACZ GROUP, INC.

FINANCIAL STATEMENTS – PART II

MARCH 31, 2009

THE GARBACZ GROUP, INC.

STATEMENTS FOR THE YEAR ENDED MARCH 31, 2009:

INCOME AND RETAINED EARNINGS

CASH FLOWS

CHANGES IN STOCKHOLDERS' EQUITY

COMPUTATION OF NET CAPITAL, MARCH 31, 2009

COMMENTS ON ACCOUNTING SYSTEM, SYSTEM OF INTERNAL CONTROL, PROCEDURES FOR SAFEGUARDING SECURITIES AND THE PRACTICES AND PROCEDURES USED IN COMPLYING WITH SEC RULES

THE GARBACZ GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED MARCH 31, 2009

Revenue:				
Commissions			$	758,604
Interest and dividends				4,542
Gains (losses) on principal transactions including unrealized gains and losses				7,616
Other				2,805
			$	773,567
Expenses:				
Salaries	$	323,486		
Clearing costs		132,931		
Insurance		22,215		
Computer service		24,833		
Rent		28,493		
Profit sharing plan (Note 8)		30,000		
Payroll taxes		26,444		
Amortization		1,222		
Depreciation		12,211		
Travel and entertainment		15,455		
Fees and licenses		15,731		
Office expense		11,673		
Telephone		5,665		
Advertising		700		
Insurance - liability		15,080		
Professional fees		35,994		
Service agreements		4,274		
Auto expense		1,298		
Promotion expense		4,943		
Postage		3,106		
Subscriptions		813		
Charitable contributions		1,725		
Miscellaneous		69		
Bank charges		305		718,666
Net income before taxes			$	54,901
Provision for income taxes				9,413
Net income for the year			$	45,488
Retained earnings, beginning				325,052
Dividends paid				(223,576)
Retained earnings, ending			$	146,964

See Notes to Statement of Financial Condition

THE GARBACZ GROUP, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2009

Increase (Decrease) in Cash

Cash flows from operating activities:				
Net income			$	45,488
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	$	13,433		
Realized and unrealized gains and losses on principal transactions		(7,616)		
Decrease in comminssions receivable		22,838		
Increase in prepaid income taxes		(8,920)		
Increase in income tax refund receivable		(2,907)		
Decrease in accounts payable		(16,041)		
Increase in accrued expenses		2,399		
Total adjustments				3,186
Net cash provided by operating activities			$	48,674
Cash flows from investing activities:				
Purchase of fixed assets	$	(8,761)		
Purchase of securities		(223,305)		
Sale of securities		263,140		
Net cash used in investing activities				31,074
Cash flows from financing activities - Dividends paid				(223,576)
Net decrease in cash			$	(143,828)
Cash at beginning of year				319,283
Cash at end of year			$	175,455
Supplemental disclosures of cash flow information:				
Cash paid during the year for				
Income taxes	$	31,658		
Interst		7		

See Notes to Statement of Financial Condition

THE GARBACZ GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2009

Stockholders' equity, April 1, 2008	$	350,052
Net income for the year		45,488
Dividends paid		(223,576)
Stockholders' equity, March 31, 2009	$	171,964

See Notes to Statement of Financial Condition

THE GARBACZ GROUP, INC.
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED MARCH 31, 2009

Schedule I

Total stockholders' equity			$	171,964
Deductions and/or charges:				
Non-allowable assets:				
Property, furniture and equipment - depreciated				18,336
Net capital before haircuts on security positions			$	153,628
Haircuts on securities:				
Trading and investment securities -				
Other securities				1,912
Net Capital			$	151,716
Reconciliaition of net capital per FOCUS Report and audit report:				
Net capital as reported by registrant in Part II of Form X-17A-5 for March 31, 2009			$	152,851
Audit adjustments - net	$	(3,762)		
Haircuts on investment securities		(1,912)		
Overstatement of non-allowable assets		4,539		(1,135)
			$	151,716
Minimum dollar net capital requirement			$	50,000
Excess net capital			$	101,716

Boyd, Franz & Stephans LLP

Certified Public Accountants

999 Executive Parkway
Suite 301
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770
www.bfsllp.com

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA

May 26, 2009

To the Shareholders and
Board of Directors
The Garbacz Group, Inc.

In planning and performing our audit of the financial statements of The Garbacz Group, Inc. for the year ended March 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by The Garbacz Group, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. **Making quarterly securities examinations, count verifications, and comparisons**
2. **Recordation of differences required by rule 17a-13**
3. **Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System**

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noticed no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Boyd, Franz & Stephans LLP

St. Louis, Missouri
May 26, 2009

BOYD, FRANZ & STEPHANS LLP
Certified Public Accountants